UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Gazit-Globe Ltd.

B.	This is (check one):

☐ an original filing for the Filer ☒ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Gazit-Globe Ltd.

Form type:	Tender Offer/Rights Offering Notification Form on Form CB (the “Form CB”)

File Number (if known):	005-86529

Filed by:	Gazit-Globe Ltd.

Date Filed (if filed concurrently, so indicate):	March 19, 2019

D.	The Filer is incorporated or organized under the laws of Israel and has its principal place of business at 10 Nissim Aloni Street, Tel Aviv, Israel 6291924; telephone number +972-3-694-8000.

E.	The Filer designates and appoints Gazit Group USA, Inc. (“Agent”) located at 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179, telephone: (305) 947-8800, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer by the Filer for the securities of the Filer with respect to which filings are made by the Filer with the Commission, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which such form relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Country of Israel, this 25th day of March, 2019.

Filer: Gazit-Globe Ltd.	By:	/s/ Adi Jemini
Name: Adi Jemini
Title: Executive Vice President and Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

Gazit Group USA, Inc. As Agent for Service of Process for Gazit-Globe Ltd.

By:	/s/ Adi Jemini
Name: Adi Jemini
Title: Chief Executive Officer Date: March 25, 2019

/s/ Zvi Gordon
Name: Zvi Gordon Title: Chief Investment Officer Date: March 25, 2019